UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               ------------------

                             POINTER TELOCATION LTD.
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                                (Name of Issuer)

  ORDINARY SHARES, NIS 3.00 PAR VALUE PER SHARE                   M74919149
--------------------------------------------------          --------------------
         (Title of Class of Securities)                         (CUSIP Number)

                              SHAHAR MILCHAN, ADV.
                                   CASPI & CO.
                                33, YAVETZ STREET
                             TEL-AVIV 65258, ISRAEL
                                 +972-3-796-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                  (Page 1 of 4)

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CUSIP No. M74919149                  13D/A                           PAGE 2 OF 4
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1    NAMES OF REPORTING PERSONS: EGGED HOLDINGS LTD.
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY): 000000000
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (A)  [_]
     (B)  [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS:
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e):         [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     ISRAEL
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                   7    SOLE VOTING POWER:
                        154,762
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER:
BENEFICIALLY            154,762
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER:
  REPORTING             154,762
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        154,762
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     154,762
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.81%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
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                                     - 2 -

This amendment No 1 of the statement of Schedule 13D previously filed by Egged Holdings Ltd. ("EGGED") with the Securities and Exchange Commission on February 28, 2005 with respect to the ordinary shares, par value New Israeli Shekel 3.00 per share ("ORDINARY SHARES") of Pointer Telocation Ltd (f/k/a Nexus Telocation Systems Ltd) ("ISSUER") is filed to report a change in ownership of shares of the Issuer. Item 5 of the statement previously filed is hereby amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) (b) Egged is the beneficial owner of 64,762 Ordinary Shares of the Issuer, constituting 2.01% of the outstanding Ordinary Shares of the Issuer. Egged holds the sole power to vote all of the aforementioned shares - 64,762 Ordinary Shares of the Issuer.

(c) On November 30, 2006, Egged sold 154,762 Ordinary Shares of the issuer to Leader & Co Finance (2001) Ltd. ("LCFL") for a price of US$ 14.5 per Ordinary Share of the Issuer. To the knowledge of Egged, LCFL resold the aforementioned shares on the Nasdaq Capital Market.

In a series of public sales executed between December 4, 2006 and December 5, 2006, Egged sold additional 90,000 Ordinary Shares of the Issuer (in the aggregate) on the Nasdaq Capital Market for an average price of US$ 15 per Ordinary Share of the Issuer.

(d) Not applicable

(e) On November 30, 2006, Egged ceased to be the beneficial owner of more than five percent of the shares of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true complete and correct.

Date: December 7, 2006

Signature: Egged Holdings Ltd.

By: /s/ Eyal Langer
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Eyal Langer
Foreign Relations and Project Manager